Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes	$5,582	$5,723	$4,877	$4,789	$4,678

Add (deduct):

Equity in net earnings of less than 50% owned affiliates	(741)	(631)	(601)	(471)	(516)

Dividends from less than 50% owned affiliates	374	303	254	249	224

Fixed charges	1,254	1,152	1,249	529	888

Interest capitalized, net of amortization	(2)	26	5	(9)	(5)

Earnings available for fixed charges	$6,467	$6,573	$5,784	$5,087	$5,269

Fixed charges:

Interest incurred (A):

Consumer products	$1,233	$1,133	$1,210	$451	$697

Financial services			20	38	54

	1,233	1,133	1,230	489	751

Portion of rent expense deemed to represent interest factor	21	19	19	40	137

Fixed charges	$1,254	$1,152	$1,249	$529	$888

Ratio of earnings to fixed charges (B)	5.2	5.7	4.6	9.6	5.9

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.
(B)	Computation includes interest incurred and the portion of rent expense deemed to represent the interest factor from the discontinued operations of Philip Morris International Inc. and Kraft Foods Inc. in fixed charges. Excluding these amounts from fixed charges, the ratio of earnings to fixed charges from continuing operations would have been 12.5 and 9.5 for the years ended December 31, 2008 and 2007, respectively.